Exhibit 13.1

ANNUAL INFORMATION FORM

For the year ended December 31, 2004

March 24, 2005

Table of contents

Annual Information Form for the year ended December 31, 2004

Documents incorporated by reference

Forward Looking Statements

Item 1 - Date of the Annual Information Form

Item 2 - Corporate Structure
2.1 Name and Incorporation of the Company
2.2 Intercorporate Relationships

Item 3 - General Development of the Business
3.1 Company profile
3.2 Three year history
3.3 Significant Acquisitions

Item 4 - Description of the Business
4.1 General
4.2 Industry sectors information
4.2.1 Packaging
4.2.1.1 Boxboard Group
4.2.1.2 Containerboard and Corrugated Products Group
4.2.1.3 Specialty Products Group
4.2.2 Fine Papers
4.2.3 Tissue Papers
4.3 Research and development
4.4 Competitive conditions
4.5 Cycle components
4.6 Environment
4.7 Reorganizations
4.8 Social policies
4.9 Business Risks

Item 5 - Dividends

Item 6 - Capital Structure
6.1 General description of capital structure
6.2 Ratings

Item 7 - Market for Securities
7.1 Trading price and volume

Item 8 - Directors and Officers
8.1 Information concerning Directors

8.2 Information concerning non-director officers

Item 9 - Legal Proceedings

Item 10 - Transfer Agent and Registrar

Item 11 - Material Contracts

Item 12 - Interests of Experts

Item 13 - Audit Committee
13.1 Composition and mandate
13.2 Relevant education and experience of the members
13.3 External auditors services fees
13.4 Policies and procedures for the engagement of audit and non-audit services

Item 14 - Additional Information

Documents Incorporated by reference

The documents in the table below contain information that is incorporated by reference into this annual information form. (AIF)

Documents	Where they are incorporated in this Annual Information Form

2004 Annual Report — Management’s discussion and analysis, Quantitative and qualitative disclosures regarding market risks, pages 31 to 33	Item 4.9

In this Annual Information Form, the terms “We”, “Us”, “Our”, and “Cascades” refer to Cascades Inc., its subsidiaries, divisions and joint ventures. All dollar amounts are expressed in Canadian dollars, unless stated otherwise. The information in this AIF is as of March 24, 2005, unless stated otherwise, and except for information in documents incorporated by reference that have a different date.

Forward-Looking Statements

Securities laws encourage companies to disclose forward-looking information so that investors can better understand the company’s future prospects and make informed investment decisions.

Certain statements in this notice or in documents incorporated by reference are forward-looking statements (as such term is defined under the United States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, changes in the relative values of certain currencies, fluctuations in selling prices, adverse changes in general market and industry conditions. (See Business risks).

Annual Information Form

Item 1 — Date of the Annual Information Form

This Annual Information Form (the “Form”) is dated as of March 24, 2005.  Except as otherwise indicated, the information contained in this Form is stated as at December 31, 2004.

Item 2 - Corporate Structure

2.1          Name and Incorporation of the Company

Cascades Inc. (hereinafter referred to as “Cascades” or the “Company”) was incorporated under the name Paper Cascades Inc./Cascades Paper Inc. under the laws of the Province of Quebec by letters patent issued on March 26, 1964.  Supplementary letters patent were issued on March 11, 1968, July 4, 1979 and October 19, 1979 to amend the authorized capital stock and the restrictions and privileges attached to certain classes of shares of the Company.

Cascades was continued under the name Cascades Inc. under Part 1A of the Companies Act (Quebec) by Certificate of Continuance dated October 26, 1982.  Certificates of Amendment were issued on July 5, 1984, September 16, 1985 and May 13, 1986 to permit the subdivision of the Company’s Common Shares, as well as on July 15, 1992, July 24, 1992, December 17, 1992 and July 20, 1993 in order to modify the authorized share-capital and the restrictions and privileges of certain classes of shares of the Company.

On December 30, 2003, in accordance with Article 123.129 of the Companies Act (Québec), Cascades, by simplified amalgamation, merged with 9135-2591 Québec Inc., a wholly owned subsidiary of the Company.  The articles of amalgamation and schedules as well as the composition of the Board of Directors of the new company following the amalgamation are exactly the same as those of Cascades Inc. prior to the amalgamation.

The head office and corporate offices of Cascades are located at 404 Marie-Victorin Blvd., Kingsey Falls, Québec, J0A 1B0.  Cascades also has administrative offices located at 772 Sherbrooke West, Suite 100, Montréal, Québec, H3A 1G1.

2.2          Intercorporate Relationships

The following list sets out the principal subsidiaries and joint ventures of Cascades, their respective jurisdiction of incorporation and the percentage of voting rights held as of December 31, 2004:

Corporate Name	Jurisdiction of Incorporation	% of the Voting Shares

Cascades Arnsberg GmbH	Germany	100%
Cascades Canada Inc.	Canada	100%
Cascades Fine Papers Group Inc.	Canada	100%
Cascades S.A.	France	100%
Cascades Tissue Group - Pennsylvania Inc.	Delaware	100%
Cascades Tissue Group — Wisconsin Inc.	Delaware	100%
Cascades USA Inc.	Delaware	100%
Dopaco, Inc.	Pennsylvania	100%
Norampac Inc.	Canada	50%

Item 3 - General Development of the Business

3.1          Company profile

Established in 1964,Cascades is the parent company of a North American and European group of companies involved in the production, conversion and marketing of packaging products, fine specialty papers and tissue papers principally composed of recycled fibres. Cascades conducts its business principally through three operating sectors: Packaging, Fine Papers and Tissue Papers.

The Packaging sector includes :

The Boxboard Group, a manufacturer of premium coated boxboard and folding cartons;

The Containerboard and Corrugated Products Group, held through Norampac Inc., a joint venture company, is a maker of containerboard and a leading converter of corrugated carton; and

The Specialty Products Group produces and markets uncoated board, kraft paper, moulded pulp, plastics, converted products, construction materials, and is active in waste paper recovery and de-inking.

The Fine Papers sector manufactures and markets high-end uncoated fine papers, the content of which is in large part recycled.

The Tissue Paper sector is a major producer of tissue paper for the retail, commercial and institutional markets.

The following paragraphs describe significant events and important transactions in the development of the Company’s business over the last three years.

3.2          Three year history

2004

On February 18, 2004 and June 3, 2004, the Company acquired the 50% participations held by its partners in Cascades Sonoco S.A. for a nominal consideration and in Greenfield S.A.S. for a cash consideration of $2 million (€1.5 million).

On March 11, 2004, the Company acquired a tissue mill in Memphis, Tennessee, from American Tissue or some of its affiliated companies for a monetary consideration of $15 million (US$11.4 million), extending its presence in the Southern United States.

On April 2, 2004, Norampac Inc. (“Norampac”) a joint venture of the Company, announced the acquisition of a corrugated products plant from Johnson Products Corrugated Corp. situated in Thompson, Connecticut, for an approximate cash consideration of $15 million (US$ 11.7 million).  The 50% share of the Company in the acquisition price amounts to $8 million (US$5.9 million).  This investment allowed Norampac to increase its integration level and its North American presence.

On August 24, 2004, the Company acquired the remaining outstanding shares (50%) of Dopaco, Inc., a United States producer of packaging products for the quick service restaurant industry for an approximate consideration of $139 million (US$106.5 million) of which $82 million (US$63 million) has been paid in cash at the closing date and a balance estimated at $57 million (US$43.5 million) will be payable in May 2005 based on a financial formula, allowing the Company to benefit from increased integration opportunities for its packaging and tissue operations.

On August 27, 2004, Norampac acquired the assets of Aim Corrugated Container Corp., a corrugated products plant situated in Lancaster, New York, for an approximate money consideration of $21 million

(US$16 million),  The 50% share of the Company in the acquisition price amounts to $10 million (US$8 million).  This investment allowed Norampac to increase its presence in the North-East American.

On December 2, 2004, the Company completed a private placement of US$125 million of 7.25% Senior Notes due in 2013, which are treated as part of the same series of 7.25% Senior Notes due in 2013 that were issued in February 2003.  The issuance of these Senior Notes was completed at a price of 105.50%, or an effective interest rate of 6.376%.  The net proceeds of $156 million of this financing were used to reduce indebtedness under the Company’s revolving credit facility.

2003

On February 5, 2003, the Company completed a series of transactions to substantially refinance all of its credit facilities, excluding those of its joint ventures. The Company secured a new four-year revolving credit facility for $500 million. The obligations under this facility are secured by all inventory and receivables of the Company and its North American subsidiaries, excluding its joint ventures, and by the property, plant and equipment of three of its mills.

In addition, the Company issued new unsecured 7.25% Senior Notes, maturing in 2013, for an aggregate amount of US$450 million.

As well, the Company also redeemed US$125 million 8.375% Senior Notes, due in 2007, issued by a subsidiary for a total consideration of $192 million. Finally, in October 2003, the Company completed an additional financing of US$100 million 7.25% Senior Notes, maturing in 2013, at a price of 104.50%, for an effective interest rate of 6.61%.

On April 14, 2003, Norampac announced the purchase of Georgia Pacific’s converting plant in Schenectady, New York.  The monetary consideration for this transaction, subject to adjustments, amounted to $32 million (US$22 million) in cash in addition to all of the operating assets of its unit situated in Dallas, Fort Worth, Texas, evaluated at $12 million (US$8 million).  The 50% share of the Company in the acquisition price represents an amount of $10 million (US$7 million).  Through this acquisition, Norampac increased its presence in the corrugated packaging market in the Northeastern United States.

On October 1, 2003, Cascades increased its participation from 40% to 50% in Dopaco, Inc., a North American leader in packaging for the quick-service restaurant industry at an investment cost of $17 million (US$ 12.4 million).

2002

On January 2, 2002, Norampac increased its participation in Metro Waste Paper Recovery Inc., another joint venture of the Company, in exchange of net value assets of $6 million.

On January 21, 2002, Norampac acquired a corrugated products plant in Leominster, Massachusetts from Star Container Corporation, for a total consideration of $50 million (US$31 million).  The 50% share of the Company in the acquisition price represents an amount of $25 million (US$15.5 million) This plant with an annual production capacity of over one billion square feet allowed Norampac to pursue its acquisition strategy of increasing its converting capacity.

On March 27, 2002, Cascades announced the acquisition of 33 converting lines located in Waterford, New York, and in Calexico, California. These assets with a total capacity of eight million cases were acquired for a global amount of $30 million (US$19 million).

On June 6, 2002, the American Bankruptcy Court approved the purchase by Cascades of a tissue paper mill, two conversion sites located in Mechanicville, New York and in St-Helens, Oregon and a paper machine. These sites with a total combined annual production capacity of 100,000 short tons together with the other assets were bought for $66 million (US$43 million).

On June 11, 2002, Cascades announced a $14 million investment by Cascades Conversion Inc., a joint venture with Sonoco Products Company to extend the conversion plant in Kingsey Falls, Québec and for the installation of a new co-extrusion coating machine.

3.3          Significant Acquisitions

Other than what is indicated above under item 3.2 “Three Year History”, Cascades did not enter into any other significant acquisition of assets as of the date of the present notice.

Item 4 - Description of the Business

4.1          General

Cascades operates businesses in Canada, the United States, France, England, Germany, Sweden, and through joint ventures, in China, Indonesia and Australia.

Each of the operating sectors includes industrial groups and subgroups that may include subsidiaries or divisions, the whole as described below:

PACKAGING

BOXBOARD GROUP

•       Manufacturing

•       Converting

CONTAINERBOARD AND CORRUGATED PRODUCTS GROUP — Norampac inc. (50%)

SPECIALTY PRODUCTS GROUP

•                    Manufacturing and/or converting of :

•                    Kraft paper

•                    Moulded pulp products

•                    Plastic products

•                    Converting products

•                    Building materials

•                    Waste paper recovery

•                    De-inking

FINE PAPERS

•                    Manufacturing

•                    Converting

•                    Distribution

TISSUE PAPERS

•                    Manufacturing

•                    Converting

•                    Distribution

These three sectors include 150 operating units located in North America and Europe and employ approximately 15,800 people.  This structure decentralizes authority while allowing continuous exchanges between sectors and a better coordination of all of the operations.  Cascades sets strategic guidelines and ensures that corporate policies concerning acquisition and financing strategies, legal affairs, human resources management and environmental protection are applied by the subsidiaries, divisions and affiliated companies.

4.2          Industry sectors information

4.2.1       Packaging

This sector includes three industrial groups : the Boxboard Group, the Containerboard and Corrugated Products Group and the Specialty Products Group.

4.2.1.1    Boxboard Group

The Boxboard Group is a leading maker of coated boxboard and folding cartons in Canada.  The Boxboard Group operates seven mills that produce coated boxboard for conversion into folding cartons and micro-flute packaging, with a total annual production capacity of 865,000 metric tons.  Three of these mills are located in Canada, two in France, one in Sweden, and one in Germany.

Approximately 63% of the Boxboard Group’s production of boxboard is made of entirely recycled fibre, and 15% of its output is produced with a high content of recycled fibre and the balance of virgin fibre. Vertically integrated upstream, Boxboard Group operates two de-inking units, one in Canada and the other in France, and obtains its supply of wastepaper through its own recovery networks, joint ventures and affiliates, as well as through long-term agreements with independent suppliers.  To secure its supply of virgin fibre, the Boxboard Group operates three mechanical pulp mills in Québec, France and Sweden and one chemical pulp mill in Québec as well as a sawmill, Scierie Lemay Inc., having completed the acquisition of the outstanding shares in 2003.

In North America, Boxboard Group is also vertically integrated downstream via its Folding Carton Division. The division’s six plants, two in Québec, two in Ontario, one in Manitoba and one in Kentucky in the United States annually convert some 165,000 metric tons of boxboard or 2.4 billion boxes per year, supplied mainly by its boxboard mills. These plants design, develop and produce packaging solutions that meet the specific needs of companies operating mainly in the food, fast food, cosmetics, pharmaceutical and distillation industries. Dopaco, Inc. operates seven plants (two in Ontario and five in the United States) converting some 200,000 tons of boxboard a year into folding cartons and cups.  It also has joint venture interests in the United States, Australia, Indonesia and China.

In 2004, the Boxboard Group had net sales of $1.2 billion as compared to $1 billion in 2003.  The sales of cartonboard geographically were as follows:  i) for the European mills : 81% in France, Germany and Sweden, and 19% elsewhere; ii) for the North American mills : 50% in Canada, 48% in the United States and 2% elsewhere.  Globally in 2004, 33%, 27%, 32% and 8% of the sales of this Group were generated in Europe, Canada, the United States and other countries.

As of December 31, 2004, the Boxboard Group employed more than 4,200 people in 24 facilities and 10 sales offices throughout the world.

The following table lists the major plants owned by the Boxboard Group, the approximate annual production capacity of the facilities and the products manufactured or the operations carried out therein, as the case may be, in 2004 :

Facilities	Products / Services	Annual capacity in metric tons

Manufacturing

Toronto (Ontario)	100% recycled coated boxboard	150,000

Jonquière (Québec)	Coated (from 100% virgin to 100% recycled) boxboard	130,000
	Thermomechanical pulp	60,000

East Angus (Québec)	100% recycled coated boxboard	65,000
	De-inked pulp	10,000

Cascades LaRochette(France)	Coated grease resistant boxboard, virgin fibre	130,000
	Thermomechanical pulp	80,000

Cascades Blendecques(France)	Coated, non coated grease resistant boxboard, recycled fibre	145,000
	De-inked pulp	60,000

Cascades Djupafors A.B. (Sweden)	Light-weight coated boxboard, virgin fibre	60,000
	Thermomechanical pulp	50,000

Cascades Arnsberg GmbH (Germany)	Coated boxboard, recycled fibre	185,000

Cascades FjordCell (Québec)	Bleached softwood kraft pulp	82,000

Scierie Lemay Inc. (Québec)	Sawmill	N/A

Converting

• Montréal (Québec)	Printing, embossing, debossing, thermobossing, ultra-violet drying services	35,000

• Mississauga (Ontario)	Printing and infrared drying services	40,000

• Cobourg (Ontario)	Processing and printing of boxboard for folding cartons	15,000

• Winnipeg (Manitoba)	Processing and printing of boxboard for folding cartons	30,000

• Lachute (Québec)	Processing and printing of boxboard for folding cartons	15,000

• Hebron (Kentucky)	Processing and printing of boxboard for folding cartons	40,000

Dopaco, Inc. (Pennsylvania)	Packaging products for quick-service restaurant industry	200,000

Cascades Cartonboard UK Ltd (Great Britain)	Sheeting, distribution and resale services	N/A

4.2.1.2    Containerboard and Corrugated Products Group

The Containerboard and Corrugated Products Group, represented by Norampac Inc. (“Norampac”), a joint venture company owned equally with Domtar Inc., employs more than 5,000 people in its 34 containerboard mills and corrugated products converting plants in Canada, the United States and France.

Norampac has a total of eight linerboard and corrugated medium mills in Canada, the United States and France.  These facilities have a combined annual production capacity of 1.6 million short tons, a growing percentage of which is dedicated to specialty papers such as white-top or colored-top linerboard. The products manufactured by the eight manufacturing mills consist of 52% linerboard and 48% corrugating medium. Approximately 65% of their North American output is converted by Norampac’s 26 corrugated products plants, strategically located across Canada and the United States.

In 2004, consolidated sales of this group remained unchanged compared to 2003 which amounted to $1.3 billion, mainly allocated as follows : 65% in Canada, 27% in the United States and 8% outside of North America. The sales of this group are carried out by its own sales force and sales agents for export purposes.

The containerboard group purchases all of its needs in virgin fibre in Québec and Ontario, and purchases its recycled fibre in the United States (50%) and in Canada (50%).  The corrugated products group purchases nearly all of its raw material needs directly from the containerboard group’s mills.

The following table lists the mills and converting plants of the Containerboard and Corrugated Products Group and the approximate annual production capacity or shipments of each facility as well as the products manufactured or, where applicable, their activities in 2004 :

Facilities	Products / Services	Annual capacity or Shipments

Containerboard		Capacity in short tons

Niagara Falls Division (New York)	100% recycled corrugating medium	225,000

Norampac Avot Vallée S.A.S. (France)	100% recycled corrugating medium and linerboard	140,000

Division Kingsey Falls (Québec)	100% recycled linerboard	94,000

Division Cabano (Québec)	Corrugating medium	233,000

Trenton Division (Ontario)	Corrugating medium in various basis weights	199,000

Mississauga Division (Ontario)	100% recycled linerboard	156,000

Red Rock Division (Ontario)	Unbleached kraft linerboard	450,000

Burnaby Division (British Columbia)	100% recycled corrugating medium and gypsum paper	127,000

Corrugated Products		Shipments in Square feet

Etobicoke Division (Ontario)	Variety of corrugated packaging containers	517,000,000

Jellco Division (Ontario)	Variety of corrugated packaging containers	142,000,000

Division Montréal (Québec)	Variety of corrugated packaging containers	713,000,000

Moncton Division (New Brunswick)	Corrugated packaging	502,000,000

Calgary Division (Alberta)	Die cut boxes	571,000,000

Concord Division (Ontario)	Variety of corrugated packaging containers	409,000,000

Division Québec (Québec)	Variety of corrugated packaging containers	493,000,000

Peterborough Division (Ontario)	Corrugated sheets, packaging and pallets	88,000,000

Richmond Division (British Columbia)	Corrugated packaging	492,000,000

St-Mary’s Division (Ontario)	Corrugated packaging	848,000,000

Winnipeg Division (Manitoba)	Waxed corrugated containers	603,000,000

Division Drummondville (Québec)	Corrugated packaging containers for medium or heavy volume	743,000,000

Division Victoriaville (Québec)	Corrugated packaging of all sizes	367,000,000

Division Vaudreuil (Québec)	Variety of corrugated packaging containers	774,000,000

OCD Division (Ontario)	Corrugated packaging	1,038,000,000

Vaughan Division (Ontario)	Corrugated sheets	1,781,000,000

Saskatoon Division (Saskatchewan)	Corrugated product packaging	37,000,000

Norampac New York City Inc. (New York)	Graphic packaging and industrial box mix	1,007,000,000

Norampac Leominster Inc. (Massachusetts)	Industrial box mix	759,000,000

Norampac Schenectady Inc. (New York)	Variety of corrugated packaging containers	661,000,000

Lancaster Division (New York)	Variety of corrugated packaging containers	113,000,000

Norampac Thompson Inc. (Connecticut)	Variety of corrugated packaging containers	140,000,000

Newfoundland ContainersLimited (Newfoundland)	Corrugated sheets and products	185,000,000

Montcorr Packaging Ltd. (Québec)	Corrugated sheets	288,120,000	(*)

North York Division (Ontario)	Single face sheets, co-packaging and display operations	43,000,000

Buffalo Division (New York)	Custom boxes, specialized packaging	390,000,000

Lithothech Division (Ontario)	Single face laminate	190,000,000

Services

Art & Die Division (Ontario)	Graphic art and printing plates	5,367,000 square inches

Metro Waste Paper Recovery Inc. (Ontario)	Recovery of recycled fibres	265,000	(**)

(*)  Norampac holds 50% in Montcorr Packaging Ltd. and for this reason the Corporation only accounts for 50% of the total annual shipments.

(**)  Norampac holds 46% and Cascades holds 27% of Metro Waste Paper Recovery Inc.  Consequently, Norampac accounts for 46% of the total annual shipments.

4.2.1.3    Specialty Products Group

The Specialty Products Group employs more than 1,600 people in 27 operating units located in North America and Europe.  The specialty products group is active in eight subgroups, namely : the manufacture and marketing of uncoated board, kraft papers, moulded pulp products, plastic products, converting products, building materials and waste paper recovery and de-inking. Net sales for this Group amounted to $509 million in 2004 compared to $484 million in 2003.

a.              Uncoated board

Cascades Papier Kingsey Falls (Québec), produces uncoated board using 100% recycled fibre. This board is used mainly by converters specializing in commercial and industrial packaging such as headers and wrappers for the paper industry as well as spacers and partitions used to package products. This division produces approximately 85,000 metric tons of which 39.6% is sold to affiliated companies while the balance is sold to third parties of which three represent respectively 25%, 5.6% and 4.3% of sales. 64% of total sales are made to customers located in the province of Québec.  Raw material is sourced principally in the province of Québec (74.7%), in Ontario (12.5%), Maine (6.1%) and Connecticut (2.1%).  Products are delivered principally by, in order of importance : trucks, rail and ships.

b.              Kraft paper

The Cascades East Angus mill manufactures multiply kraft paper for various bags as well as many types of specialized papers such as butcher paper, paper for envelopes and paper which withstand grease or moisture.

Incidentally, these types of specialty paper allow this unit to maintain a competitive share in this market.  The annual capacity of this mill is 95,000 metric tons.  The majority of its sales are in the United States (71.9% in 2004 compared to 67% in 2003). Its most important customer accounts for 11% of sales. Its products may contain 0% to 100% of recycled fibre depending on customer requirements.  The supply of recycled fibres, which is stable comes from Québec (25%) and the United States (75%) and the virgin fibre comes mostly from Québec.  Products are delivered principally by trucks and rail.

c.               Moulded pulp products

Cascades Forma-Pak in Kingsey Falls (Québec), Cascades Moulded Pulp, Inc., in North Carolina (United States) and Cascades Moulded Pulp-Brantford (Ontario) (a division that started operations in August 2004), manufacture moulded pulp products of 100% recycled material and are primarily destined for poultry farms and the quick-service restaurant business in Canada (40%) and the United States (60%).  This subgroup of the Specialty Products Group produces mainly filler flats designed for egg processors, trays and specialty packaging products.  Five customers of this group purchase 80% of sales.

Raw material for these moulded pulp products is composed of 100% recycled material.  The availability on the market is stable due to the corporate purchasing program.  Competition in this subgroup comes principally from Canada and the United States.

The following table lists the principal mills in the moulded pulp products subgroup and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2004 :

Facilities	Products	Annual capacity in units

Cascades Forma-Pak(Québec)	Disposable products for medical sector and filler flats	220,000,000

Cascades Moulded Pulp, Inc. (North Carolina)	Trays and specialty packaging products	70,000

Cascades Moulded Pulp — Brantford (Ontario)	Trays	100,000

d.              Plastic products

This subgroup manufactures a variety of plastic products in four plants, three located in Québec and one in the United States. These plants specialize in industrial and food packaging products. The packaging is manufactured using extrusion, thermal compression and thermal molding by injection.  The principal raw material used is polystyrene

Plastiques Cascades, located in Kingsey Falls, Québec and Warrenton, Missouri specializes in the food industry, notably, and packaging for the quick-service restaurant business and specialized containers for the meat processing industry.  Sales representatives and a network of sales agents serve Canada and the United States.

Plastiques Cascades - Re-Plast, located in Notre-Dame-Du-Bon-Conseil, Québec, recycles waste plastic generated by selective collection and industrial waste. The supply of raw materials is becoming increasingly difficult due to export prices (Asia).  The principal products are building construction boards, 100% recycled plastic or wood-plastic composite commercialized under the names Permadeck® and Permadeck WPC® are manufactured from post-consumer recycled plastic and industrial raw materials.  A variety of outdoor furnishings for outdoor use completes this list.  Products are sold through sales agents, manufacturing agents and distributors.  Competition comes mainly from the United States and Ontario.

Cascades Inopak located in Drummondville, Québec, specializes in the thermo moulding of rigid sheets of plastic and moulding by injection. Its principle products are wrappers for packaging coins sold under the trade name Plastichange® and a complete line of multi-use containers known under the trade name Benpac™ and Vu Pack™ for the retail sale and packaging of food and industrial products such as products under the trade name Frig-O-Seal®.  Products are sold through distributors and agents.  The principal raw materials used are P.E.T., polypropylene, clear polystyrene and PVC.  Competitively, five principal players in the United States and Canada share in a highly consolidated market while pressure is being felt from Asia.

Sales are as follows :

Territory	2003	2004
Québec	38%	39%
Ontario	20%	18%
The rest of Canada	3%	4%
Etats-Unis	39%	39%

The following table lists the main mills in the plastic products subgroup and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2004 :

Facilities	Products	Annual capacity in kilograms

Plastiques Cascades(Québec)	Polystyrene foam containers	9,500,000

Plastiques Cascades —Re-Plast (Québec)	Profilés multi-usages, urban furniture, patio and balcony planks	7,500,000

Cascades Inopak (Québec)	Coin wrappers, multi-use packaging	5,000,000

Cascades Plastics Inc. (Missouri)	Polystyrene foam containers	5,000,000

e.               Converting products

This subgroup of the Specialty Products Group’s operations mainly consists in converting uncoated board, obtained principally within the Cascades network into industrial packaging materials for the pulp and paper industry, such as roll headers, roll-edge protectors and paperboard packaging for rolls of paper.  The converting subgroup of the Specialty Products Group is the leader in the North American market.

Cascades Multi-Pro, located in Drummondville, Québec manufactures laminated boards used in many industrial sectors as well as honeycomb paperbord. The Cascades Enviropac Berthierville, Québec and Toronto, Ontario plants manufacture honeycomb paperboard used as industrial packaging in general.  Converdis Inc., also located in Berthierville, manufactures packaging products. Cascades Conversion Inc. in Kingsey Falls, Québec, manufactures roll headers and a unique model of heat plate for sealing roll edges.  All these boards are also manufactured by Cascades Sonoco Inc., a joint venture located in Washington and Alabama, United States.

The sales for these mills are made either through an independent agent or by their own sales force.  In 2004, one customer accounted for 15.04% of sales and the principal geographic market is the United States with 42%, followed by the province of Québec at 34% and by other Canadian provinces at 24%.

The following table lists the main mills in the converting products subgroup and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2004 :

Facilities	Products	Annual capacity in metric tons or square feet

Cascades Conversion Inc. (*) (Québec)	Roll headers and packaging products	55,000

Cascades Multi-Pro (Québec)	Sheeting, dividers, laminated board and honeycomb packaging products	26,000

Converdis inc. (Québec) (*)	Packaging products	55,000

Cascades Sonoco Inc. (*) - Birmingham (Alabama)	Roll headers and packaging products	44,000

- Tacoma (Washington)	Roll headers and packaging products	30,000

Cascades EnviropacBerthierville (Québec)	Honeycomb packaging products	7,200

Cascades Enviropac Toronto (Ontario)	Honeycomb packaging products	6,000

Cascades Rollpack S.A.S. (France)	Roll headers and reams	20,000

(*) These units are held 50% by Cascades

f.                  Building Materials

Cascades Lupel, located in Cap-de-la-Madeleine, Québec, manufactures backing for vinyl flooring traded under the trademarks Endorex®, Absorbak® and Guardflo®.  Sales for these units were made primarily in the United States (58%), in Canada (41%) and in Mexico (1%).  The products are delivered principally by trucks and rail. Two major customers represent respectively 52% and 41% of sales.  The mill’s annual production capacity is 58,000 metric tons.  The raw materials are easily available and the mill sources 70% of its needs from the United States, the remainder is sourced in Canada.

Cascades Sainte-Marie SAS, located in Boissy-Le-Châtel, France, principally manufactures backing for vinyl flooring primarly for the North-America market (84%), which represents 78% of the sales.  This unit also manufactures mineral bases to make fireproof and facing for insulation panel.

g.              Waste paper recovery

In 2004, Cascades Recovery has handled more than 247,000 metric tons of waste paper.  In this same period, 78% of its sales were in Canada, with 22% in export, principally in Asia.  50% of its business is done within the Cascades Group.  Waste paper is obtained from industrial and commercial users as well as curbside collection in municipalities.

h.     De-inking

The mill in Auburn, Maine, with an annual capacity of 75,000 metric tons, manufactures from waste paper material a high-gloss de-inked pulp used for the production of tissue and fine paper.  63% of sales are made in the United States and 37% are made in Canada.  The three most important customers account for 34%, 22% and 7% of sales respectively.

Cascades Greenfield S.A.S. situated at Château-Thierry, in France, manufactures from waste paper material a high gloss de-inked pulp used for the production of fine paper and tissue.  This plant has an annual capacity of 120,000 metric tons.  The products are distributed in the European market (98%), in Japan and in Australia.  The three principal customers account for 15%, 8% and 8% of sales respectively.

Désencrage CMD, situated in Cap-de-la-Madeleine, Québec, with an annual capacity of 125,000 metric tons of de-inked pulp used for the production of newspaper ceased its operations in March 2003.

4.2.2                     Fine Papers

Cascades Fine Papers Group, with sales of $714 million in 2004 compared to $734 million in 2003, regroups five divisions which employ more than 1,700 people. In 2004, the consolidated sales of the Fine Papers Group were 75% in Canada and 24% in the United States.

The Rolland Division operates a plant in St-Jérôme, Québec, and manufactures over 100 types of uncoated fine paper.  Aside from paper destined for copying, business forms and envelopes, this division is increasingly involved in the niche markets for high-end recycled paper and specialty paper for commercial and security printing. The Rolland Division paper products are made principally from recycled material. The products are marketed under such names as Superfine Linen Record™, Colonial Bond™, ReproPlus™, Rockland™, Rolland Opaque™, Nouvelle-Vie Opaque™, Rolland Motif™, Rolland Laser Hi-Tech™, Nouvelle-Vie DP100™, Rolland Evolution™, Make Your Mark™, Enviro 30, 50 and 100™ and Rolland Digital CC™.  This division sells 45% of its products in the United States through sales representatives located in St-Jérôme and Québec, Québec, Toronto and Ottawa, Ontario and Vancouver, British Columbia as well as in Milford and Ellington, Connecticut and Chicago, Illinois, through Cascades Fine Papers Group (Sales) Inc.

The Breakey Fibres Division, located in Breakeyville, Québec operates a mill specializing in the production of high-end de-inked kraft pulp, a product that meets an increasing demand for uncoated fine papers containing recycled fibre. Breakey Fibres Division is supplied with waste paper coming from Eastern Canada and from the United States.  In 2004, almost 57% of the output of Breakey Fibres’ facility was used at the St-Jérôme mill, approximately 11% at the Thunder Bay, Ontario facility and 28% at different Cascades Group companies. The remaining production is sold on the open market.

Cascades Resources is one of the largest Canadian distributors of fine papers and graphic art products.  This division has a network of wholesalers in Québec and elsewhere in Canada It also owns a conversion and distribution plant in Mississauga, Ontario operating under the name of Roll-O-Vert Paper Sales and another operating in Winnipeg, Manitoba.  With 14 sales offices and warehouses situated in strategic centres in Ontario, Québec, British Columbia, Alberta, Manitoba and Nova Scotia, this division covers 95% of Canada’s fine paper market in which it has an estimated market share of 23%.  Each branch operates as an independent profit centre. The core market of this division is the graphic arts industry of which 83% is made of printing business papers, 15% in graphic art products, and 2% of diversified products.  The Fine Papers Group supplies the distribution division with about 10% of its paper purchases.

The Converting Centre Division, located in St-Jérôme, Québec, owns and operates a sheeting centre having an annual capacity of 110,000 short tons.  The Centre offers warehousing services with a capacity of 7,000 short tons.  It offers sheeting, warehousing and distribution services to other divisions of the Fine Papers Group as well as outside customers.

Cascades Fine Papers Group Thunder Bay Inc. operates a coated fine paper mill, with an annual production capacity of 175,000 short tons. The paper mill provides for 100% of its hardwood mechanical pulp needs, manufacturing some 40,000 metric tons annually on its own premises.  About 63% of its sales are in the United States and the remainder in Canada. The products manufactured are marketed under the trademarks Jenson™, Beta™, Gamma™, North 49 Matte™, Dividend Gloss™, Lakecard™, Route 88™, Eco Return Card™, Provincial C1S™, Provincial SWS™ and Provincial MWS™.

In light of European and Asian imports, the Canadian and American markets for fine papers products are extremely competitive.  The coated and uncoated fine papers segment has experienced sales prices in 2003 and 2004 clearly below the last ten years average.

In 2004, fibre represented approximately 37% of total operating costs in its plants.  The Fine Papers Group is fully integrated for mechanical and recycled pulp and partially integrated for softwood kraft pulp.  Its primary source for softwood and hardwood kraft pulp needs is Canada.

The pulp and paper industry is recognized for its cyclical character.  The coated and uncoated fine papers segment is no exception.

The fine papers sector has become a global market.  Important additional capacity emanating from Europe and Asia and a decline in exports are responsible for the imbalance in demand on the North-American continent.

The following table lists the major plants of the Fine Papers Group and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2004 :

Facilities	Products / Services	Annual capacity in short tons

Manufacturing

Rolland Division (Québec)	Uncoated fine paper	166,000

Breakey Fibres Division (Québec)	De-inked kraft pulp	51,000 (metric tons)

Cascades Fine Papers Group Thunder Bay Inc. (Ontario)	Coated fine papers	175,000

Distribution / Converting

Converting Center Division (Québec)	Converting of fine papers	110,000

Cascades Resources (Canada)	Distribution of fine papers and graphic arts Products; converting, packaging and warehousing	N/A

Cascades Fine Papers Group (Sales) Inc. (USA)	Sales	N/A

4.2.3       Tissue Papers

The Tissue Group manufactures, converts and markets a vast array of products mainly made with recycled fibre and intended for the commercial, industrial and retail markets.  Its lines of bathroom tissue, facial tissue, paper towels, paper hand towels, paper napkins and other related products are sold under private labels and under its own brand names in the commercial and industrial Canadian and American markets such as North River® New Horizon®, Decor®, Collection Moka® and Wiping Solutions™, and Perkins® in Canada.  In the retail market, products are marketed under Cascades® and Doucelle®, in Canada and Pert® and Best Value® in the United States.  In 2004, two clients accounted for 38.9% of retail sales with 21.9% and 17%. In addition, Tissue Group also sells parent rolls of bathroom tissue, paper towels, paper hand towels and specialty papers to a large number of converters.  One client accounts for 97.1% of parent roll sales.  In 2004, one client accounted for 20.3% of overall sales in the retail, commercial and industrial markets and parent rolls.  Products are sold through distributors and agents in the United States and in Canada primarily through sales representatives and the merchandise is delivered by trucks and by rail.

The Tissue Group consolidated sales for 2004 amounted to $717 million compared to $686 million in 2003.  In 2004, Tissue Group’s production was sold as follows : in the United States, 68% and in Canada, 32%. The Canadian mills generated 68% of the total revenue in Canada and 32% in the United States.  The American mills generated 98% of the total revenue in the United States.  15 manufacturing and converting plants and 13 distribution centers employ more than 2,000 people.

The Candiac plant in Québec manufactures tissue paper made from recycled fibres and converts it into paper towels and bathroom tissue.  These products are mainly sold in the retail market as well as the commercial and industrial markets, both in Canada and the United States.  The production not converted at the Candiac mill is transferred to the Laval and Waterford plants and to Wood Wyant Inc. or is sold in parent rolls to other converters.

The Lachute Plant in Québec specializes in the manufacturing and converting of industrial use paper hand towels.  These products are mainly destined to the Canadian and American commercial and industrial markets.  The production not converted is transferred to the North Carolina plant.

The Laval Plant in Québec specializes in the converting of tissue paper into paper napkins for the Canadian and American fast food and food industries.

The Kingsey Falls plant in Québec manufactures tissue paper made from recycled fibres and converts it into bathroom tissue, paper towels and facial tissue These products are mainly sold in the retail market as well as the commercial and industrial markets, both in Canada and the United States.  The production not converted is transferred to the Laval and Waterford plants and to Wood Wyant Inc. or is sold in parent rolls to other converters.

The Calgary plant in Alberta converts tissue papers into paper towels and bathroom tissue for the Canadian retail, commercial and industrial markets.

Cascades Tissue Group - North Carolina Inc manufactures tissue paper made from recycled fibres and converts it into facial tissue, paper towels and bathroom tissue.  These products are mainly sold in the commercial and industrial markets, both in Canada and the United States.  The production not converted is transferred to the Waterford plant or is sold in parent rolls to other converters.

Cascades Tissue Group - IFC Diposables Inc. specializes in the manufacturing of commercial and institutional wiping products as well as the distribution of paper towels, bathroom tissue and incontinence products.  These products are sold in the commercial and industrial markets in the United States.

Cascades Tissue Group - Wisconsin Inc manufactures tissue paper made from recycled fibres and converts it into paper napkins, facial tissue, paper towels and bathroom tissue.  These products are mainly sold in the retail market in the United States.  The production not converted is transferred to the Waterford and Calgary plants or is sold in parent rolls to other converters.

Cascades Tissue Group - Pennsylvania Inc manufactures tissue paper made from recycled fibres and converts it into paper napkins, facial tissue, paper towels and bathroom tissue.  These products are mainly sold in the retail market in the United States.  The production not converted is transferred to the Waterford and IFC Disposables plants or is sold in parent rolls to other converters.

Cascades Tissue Group - Oregon Inc. produces parent rolls made of 100% virgin fibres.  The production is transferred to the Arizona plant or is sold to other converters.

Cascades Tissue Group - New York Inc., Waterford Division, specializes in the conversion of tissue paper into bathroom tissue, paper towels, paper napkins and industrial use paper hand towels.  These products are mainly sold in the retail market as well as the commercial and industrial markets in the United States.  The production not converted is transferred to the Waterford and Calgary plants or is sold in parent rolls to other converters.

Cascades Tissue Group - New York Inc., Mechanicville Division, produces parent rolls made from recycled fibres. The production is transferred to the Waterford Division and Wood Wyant Inc. or is sold to other converters.

Cascades Tissue Group - Arizona Inc. specializes in the conversion of tissue paper into bathroom tissue, paper towels, paper hand towels and paper napkins.  These products are mainly sold in the retail market in the United States.

Cascades Tissue Group - Tennessee Inc., which started its operation at the end of 2004, produces parent rolls made from recycled fibres. The production is sold to other converters.

Wood Wyant Inc. specializes in the manufacturing of chemical products, in the distribution of sanitation and facility maintenance supplies, and in the converting of tissue paper into paper towels, paper hand towels and bathroom tissue.  These products are sold in the commercial and industrial markets throughout Canada.

The following table lists the major plants of the Tissue Group and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2004 :

Facilities	Products	Annual capacity In short tons
Manufacturing / Converting

Candiac (Québec)	Paper towels, bathroom tissue	77,000

Lachute (Québec)	Paper hand towels	33,000

Kingsey Falls (Québec)	Paper towels, facial tissue, bathroom tissue	97,000

Cascades Tissue Group — North Carolina Inc.	Paper towels, facial tissue, bathroom tissue	55,000

Cascades Tissue Group — Wisconsin Inc.	Paper towels, bathroom tissue, facial tissue and paper napkins	55,000

Cascades Tissue Group — Pennsylvania Inc.	Paper towels, bathroom tissue, facial tissue and paper napkins	55,000

Manufacturing

Cascades Tissue Group — Oregon Inc.	Parent rolls	75,000

Cascades Tissue Group — New York Inc. (Mechanicville)	Parent rolls	50,000

Cascades Tissue Group — Tennessee Inc.	Parent rolls	35,000

Converting

Calgary (Alberta)	Paper towels, bathroom tissue	N/A

Laval (Québec)	Paper napkins	N/A

Cascades Tissue Group — Arizona Inc.	Paper towels, bathroom tissue, paper hand towels, paper napkins	N/A

Cascades Tissue Group — New York Inc. (Waterford)	Paper towels, bathroom tissue, paper hand towels, paper napkins	N/A

Manufacturing / Converting / Distribution

Cascades Tissue Group — IFC Disposables Inc. (Tennessee)	Manufacturing industrial wipes Distribution incontinence products, bathroom tissue and paper towels	N/A

Wood Wyant Inc. (Québec)	Manufacturing chemical products Converting paper towels, paper hand towels and bathroom tissue Distribution sanitary products	N/A

4.3          Research and development

Cascades has its own research and development centre («the Centre») in Kingsey Falls, Québec, with a staff of 48.  The Centre provides the Cascades Group with product design and development services in addition to technical support for solving production problems and improving quality.  In addition to these services, the Centre also supplies environmental consultation and expertise.

Inaugurated on March 26, 2004 in Kingsey Falls, Québec, Cascades has a new Information Technology Centre (the “IT Centre”).  Cascades develops its own software in many spheres of activity such as accounting, finance, human resources, warehouse logistics, transport management and production management.  The IT Centre presently employs 103 people and has been in operation since February 10, 2004.

4.4          Competitive conditions

The markets for the products are highly competitive. In some of the markets in which Cascades competes, particularly in boxboard, tissue and specialty products, the Company competes with a small number of other producers. Other markets, such as for containerboard, are extremely fragmented. In some businesses, such as in the containerboard and fine papers industries, competition tends to be global. In others, such as the tissue industry, competition tends to be regional.  In the packaging products activities, Cascades also faces competition from alternative packaging materials, such as vinyl, plastic and styrofoam, which can lead to excess capacity, decreased demand and pricing pressures.

Competition in the markets is primarily based upon the quality, breadth and performance characteristics of the products, customer service and price. The ability to compete successfully depends upon a variety of factors, including : 1) the ability to maintain high plant efficiencies and operating rates and lower manufacturing costs; 2) the availability, quality and cost of raw materials, particularly recycled and virgin fibre, and labor; and 3) the cost of energy.

Some of competitors may, at times, have lower fibre, energy and labor costs and less restrictive environmental and governmental regulations to comply with in comparison to Cascades. For example, fully integrated manufacturers, which are those manufacturers whose requirements for pulp or other fibre are met fully from their internal sources, may have some competitive advantages over manufacturers that are not fully integrated, such as Cascades, in periods of relatively high prices for raw materials, in that the former are able to ensure a steady source of these raw materials at costs that may be lower than prices in the prevailing market.  In contrast, competitors that are less integrated than the Company may have cost advantages in periods of relatively low pulp and fibre prices because they may be able to purchase pulp or fibre at prices lower than the costs Cascades incurs in the production process.  Other competitors may be larger in size or scope than is the Company, which may allow them to achieve greater economies of scale on a global basis or allow them to better withstand periods of declining prices and adverse operating conditions.

In addition, there has been an increasing trend among Cascades’ customer towards consolidation. With fewer customers in the market for products, the strength of negotiating position with these customers could be weakened, which could have an adverse effect on pricing, margins and profitability

4.5          Cycle components

Cascades is a diversified producer of packaging products, tissue paper and fine papers with operations in Canada, the United States and Europe. The Company has leading market positions for many of its products in North America and is one of the foremost producers of coated boxboard in Europe.

Although the Company believes that its product, integration level, market and geographical diversification help to mitigate the adverse effects of industry conditions, the markets for some of its products are highly cyclical. These markets are heavily influenced by changes in the North American and global economies, industry capacity and inventory levels maintained by customers, all of which affect selling prices and profitability. The Company is also affected by the variation of the Canadian dollar against the U.S. dollar and the euro.

4.6          Environment

The Company is subject to environmental laws and regulations imposed by various governmental and regulatory authorities in all the countries where it operates.  The Company complies with all applicable environmental legislation and regulations.  However, ongoing capital and operating expenses are expected to be incurred to achieve and maintain compliance with applicable environmental requirements.

In 2004, environmental protection requirements and the application of the business’ environmental mission required investments and led to operating costs in the following amounts :

Country	Investments	Operatings Costs
Canada	15,315,651	40,534,548
United States	13,173,632	20,189,170
Europe	1,362,310	22,170,681
Total	29,851,593(*)	82,894,399(*)

(*) These amounts include 100% investments and costs of Norampac Inc.

Cascades recycles more than 2.5 million of short tons of waste paper, which represents more than two thirds of its total sourcing in fibre.

4.7          Reorganizations

During the year ended December 31, 2003, the Company reorganized its Canadian subsidiaries.  At the end of December 2003, the Company proceeded by way of asset and share transfers and amalgamation to regroup into one entity its subsidiaries and divisions related to its Canadian production activities, Cascades Canada Inc.  Following the reorganization, the Company’s subsidiaries and divisions were given new names, reflecting their activities, namely : Cascades Boxboard Group, Cascades Tissue Group and Cascades Specialty Products Group.  Cascades Fine Papers Group Inc. was excluded from this reorganization.  Cascades also transferred its transport activities to a new company, Cascades Transport Inc.

4.8          Social Policies

The Company has adopted a Code of Ethics (the “Code”) which is meant to provide directors, officers and employees with general guidelines for acceptable behaviour in all relationships with each other, customers, suppliers, partners and the communities where the Company operates its activities.  A copy of the Code is available upon written request to the Corporate Secretary at the following address :

Cascades inc.
Corporate Secretary
404, Marie-Victorin Street, P.O. Box 30
Kingsey Falls (Québec) J0A 1B0

The Code and the Corporate policies referred to in the document are also available on the Company’s Website at www.cascades.com.

4.9          Business Risks

We refer the reader to Management’s Discussion and Analysis of Financial Position and Operating Results in the 2004 Annual Report, specifically under the heading “Quantitative and Qualitative disclosures regarding market risk on pages 31 to 33 incorporated by reference herein.

Item 5 - Dividends

In 2002, Cascades has paid a dividend on its common shares of $0.03 in the first quarter and a dividend of $0.04 in the last three quarters of the fiscal year.  In 2003, Cascades has paid dividends on its common shares at the current rate of $0.04 per common share per quarter.  Other than pursuant to the Company’s Indenture, which governs the 7.25% Senior Notes due 2013, and the Credit Agreement, there are no material contractual restrictions on Cascades’ ability to declare and pay dividends on its common shares.

The dividend amount is reviewed annually by the Board of Directors and is determined taking into account Cascades’ financial situation, its results from operations, its capital requirements and any other factor deemed pertinent by the Board.

On May 4, 2004, Cascades announced an annual quarterly dividend of $ 0.04 per Common Share. The dividend was payable as follows:

Record Date	Payment date
May 31, 2004	June 14, 2004
September 3, 2004	September 17, 2004
December 3, 2004	December 17, 2004
March 3, 2005	March 17, 2005

Item 6 - Capital Structure

6.1          General description of capital structure

The share capital of the Company is composed of an unlimited number of Common Shares without par value, an unlimited number of Class ”A” Preferred Shares without par value which may be issued in series and an unlimited number of Class ”B” Preferred Shares without par value which may be issued in series.

The holders of common shares are entitled to the right to vote on the basis of one vote per share a any meetings of shareholders and the right to receive dividends and to share in the remaining assets in the event of a liquidation of the Company. As at March 10, 2005, 81,374,140 common shares were issued and outstanding. The Class ”A” and “B” preferred shares are issuable in series and rank equally within their respective classes as to dividends and capital. Registered holders of any series of Class ”A” or Class ”B” are entitled to receive, in each fiscal year of the Company or on any other basis, cumulative or non-cumulative preferred dividends payable at the time, at the rates and for such amounts and at the place or places determined by the directors with respect to each series prior to the issuance of any Class ”A” or Class ”B” preferred shares.

In the event of the liquidation, winding-up or dissolution of the Company or any other distribution of its assets to its shareholders, the holders of Class ”A” and “B” preferred shares are entitled to receive, out of the assets of the Company, the amount paid in consideration of each share held by them.

The holders of Class ”A” and “B” preferred shares are not entitled as such to receive notice of or to attend or to vote at any meetings of shareholders. No Class ”A” and “B” is issued.

Any of the Class ”A” or “B” preferred shares of the share capital of the Company have been issued.

6.2          Ratings

Cascades outstanding Senior Notes have been rated BBB(low)p by Dominion Bond Rating Service (“DBRS”), Ba3 by Moody’s Investor Service Inc. (“Moody’s”) and BB+ by Standard’s & Poor’s Corporation (“S&P”) (each a “Rating Agency”).

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Rating for debt instruments are presented in ranges by each of the Rating Agencies. The highest quality of securities are rated AAA, in the case of S&P, DBRS, or Aaa, in the case of Moody’s. The lowest quality of securities are rated D, in the case of S&P, DBRS, or C, in the case of Moody’s.

According to the S&P rating system, notes rated BB, B, CCC, CC, and C are regarded as having significant speculative characteristics. BB indicates the least degree of speculation and C the highest. While such notes will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. Notes rated BBB are less vulnerable for non-payment than other speculative economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. The ratings from AAA to B may be modified by the addition of a plus (+) or minus (-) to show relative standing within the major rating categories.

According to the Moody’s rating system, notes which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

According to the DBRS rating system, notes rated BBB are of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities. Each rating category from AA to C is denoted by the subcategories high and low. The absence of either a high or low designation indicates the rating is in the middle of the category.

The credit ratings accorded to the notes by the Rating Agencies are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if in its judgement circumstances so warrant.

Item 7 - Market for Securities

7.1          Trading Price and Volume

Cascades’ Common Shares are traded on the Toronto Stock Exchange under the “CAS” symbol. The following table sets forth the market price range, in Canadian dollars, and trading volumes of the Company’s common shares on the Toronto Stock Exchange for each month of the most recently financial year completed :

Toronto Stock Exchange — Market price range

Month	High	Low	Closing Price	Trading Volumes

January 2004	12.50	11.80	11.90	2,534,347
February 2004	12.50	11.62	12.40	3,036,283
March 2004	12.40	11.79	12.02	2,398,234
April 2004	13.25	12.01	13.25	1,891,281
May 2004	14.47	12.39	14.08	3,018,784
June 2004	14.22	13.35	14.00	1,511,542
July 2004	14.28	13.70	14.00	890,464
August 2004	14.10	13.51	14.10	1,372,936
September 2004	14.04	13.40	13.45	2,601,678
October 2004	14.04	13.15	13.55	1,480,359
November 2004	14.31	13.53	13.99	1,751,100
December 2004	14.00	13.11	13.40	2,121,975

In 2004, in the normal course of business, the Company renewed its redemption program of a maximum of 4,086,964 common shares with the Toronto Stock Exchange which represent approximately 5% of issued and outstanding common shares. The redemption authorization is valid from March 11, 2004 to March 10, 2005. In 2004, the Company redeemed 503,700 common shares under this program for a consideration of approximately $7 million.

On March 9, 2005, the Company announced that the Toronto Stock Exchange had accepted its notice of intention to begin a normal course issuer bid. Purchases began on March 11, 2005 and will continue until March 10, 2006. The notice will enable Cascades to acquire up to 4,068,707 common shares, representing approximately 5% of the issued and outstanding common shares as of March 9, 2005.

Item 8 — Directors and Officers

The Directors of the Company are elected annually to hold office until the next annual meeting or until a successor is elected or appointed.

8.1          Information concerning Directors

Mr. Bernard Lemaire, Québec (Canada) is the Chairman of the Company and has been a director since 1964. He serves as a member of the Administrative Committee. He is also Chairman and Chief Executive Officer of Boralex Inc., an affiliate of Cascades.

Mr. Laurent Lemaire, Québec (Canada), is the Executive Vice-Chairman of the Board of the Company and has been a director since 1964. He is former President and Chief Executive Officer of the Company. He serves as a member of the Administrative Committee. Mr. Lemaire is a member of the Board of Directors of Junex Inc. and Scotia Bank.

Mr. Alain Lemaire, Québec (Canada), has been a director of the Company since 1967 and is the President and Chief Executive Officer of Cascades. He was Executive Vice-President of the Company and President and Chief Executive Officer of Norampac Inc. He serves as a member of the Administrative Committee.

Mr. Martin P. Pelletier, Québec (Canada), a consultant in pulp and paper, has been a director of the Company since 1982. Mr. Pelletier has been Vice-President and Chief Operating Officer, containerboard of Norampac inc. and is the former President and Chief Executive Officer of Cascades Fine Papers Group Inc. (formerly Rolland Inc.). He serves as a member of the Environmental, Health and Safety Committee.

Mr. Paul R. Bannerman, Québec (Canada), has been a director of Cascades since 1982. He is Chairman of the Board of Etcan International inc., a sales agency.

Mr. André Desaulniers, Andorre (Europe), has been a director of Cascades since 1982. He serves as a member of the Audit Committee and of the Corporate Governance Committee. His principal occupation is Director of Companies.

Mr. Jaques Aubert, Québec (Canada), was a director of the Company from May 1990 to August 2004. He served as a member of the Environmental, Health and Safety Committee.

Mr. Norman Boisvert, Québec (Canada), a director of the Company since 1992, is Vice-President, Administration of Cascades. He served as a member of the Human Resources Committee and Administrative Committee. Mr. Boisvert is not seeking re-election to the Board.

Mr. Louis Garneau, Québec (Canada), is President of Louis Garneau Sports Inc., a sports clothing manufacturer. He has been a director since 1996 and sits on the Human Resources Committee.

Ms. Sylvie Lemaire, Québec (Canada), has been a director of Cascades since 1999. She is President of Fempro Inc., a manufacturer of absorbent products.

Mr. Michel Desbiens, Québec (Canada), a consultant and director of companies, joined the Board of Directors of the Company in 2001. Mr. Desbiens is former President and Chief Executive Officer of Donohue and Chairman of the Board of Abitibi-Consolidated Inc. He serves as a member of the Human Resources and Corporate Governance Committees.

Mr. Laurent Verreault, Florida (United States), is President and Chief Executive Officer of Groupe Laperrière & Verreault Inc., a manufacturer of engineered equipment. He has been a director of Cascades since 2001 and serves as a member of the Audit Committee.

Mr. Robert Chevrier, Québec (Canada), has been a director of Cascades since 2003. He is President of Société de Gestion Roche Inc., a holding and investment company. He is former Chairman of the Board and President and Chief Executive Officer of Westburne inc. Mr. Chevrier serves as a member of the Audit Committee.

Mr. David McAusland, Québec (Canada), has been a director of the Company since 2003. He is Vice-President Director, Business Development, and Chief Legal Officer of Alcan Inc., an aluminium and packaging company. Mr. McAusland also held the position of Managing Partner of Fraser Milner Casgrain (formerly Byers Casgrain). He serves as a member of the Corporate Governance Committee.

Mr. James B.C. Doak, Ontario (Canada), was appointed a director of Cascades in February 2005. Mr. Doak is President and General Manager of Megantic Asset Management Inc., a Toronto investment company. He is former President of Enterprise Capital Management Inc.

8.2          Information concerning non-director officers

Non-Director Officer	Occupation in the Company	Province and Country of Residence

Alain Ducharme	Corporate Vice-President	Québec (Canada)

Christian Dubé	Vice-President and Chief Financial Officer	Québec (Canada)

Claude Cossette	Vice-President, Human Resources	Québec (Canada)

Jean-Luc Bellemare	Vice-President, Information Technologies	Québec (Canada)

Thomas Roberts	Vice-President, Business Development	Québec (Canada)

François Chagnon	Vice-President, Purchasing	Québec (Canada)

Hubert Bolduc	Vice-président, Communications and Public Affairs	Québec (Canada)

Robert F. Hall	Vice-President, Legal Affairs and Corporate Secretary	Québec (Canada)

Allan Hogg	Corporate Controller and Treasurer	Québec (Canada)

Suzanne Blanchet	President and Chief Executive Officer, Cascades Tissue Group	Québec (Canada)

Eric Laflamme	President and Chief Operating Officer, North America, Cascades Boxboard Group	Québec (Canada)

Mario Plourde	President and Chief Operating Officer, Cascades Specialty Products Group	Québec (Canada)

Denis Jean	President and Chief Executive Officer, Cascades Fine Papers Group Inc.	Québec (Canada)

During the past five years, each of the non-director officers of the Company have been engaged in their present principal occupations or in other executive capacities for the Company or with related or affiliated companies indicated opposite their name, except for the following senior officers :

Mr. Denis Jean holds the position opposite his name since April 29, 2002. Prior thereto, he was First Vice President, Northern Operations, Pulp and Newspapers, and subsequently, First Vice-President, Eastern Operations, Newspapers, Pulp and Energy for Abitibi-Consolidated Inc.

Mr. François Chagnon acts as Vice-President, Purchasing of Cascades since January 5, 2004. Previously, he was Vice-President, Administration of Bell Helicopter Texon Canada; Vice-President

Development — Transportation Material, for Société Générale de Financement du Québec and President and Chief Executive Officer of SGF Transport inc.

Mr. Christian Dubé is Vice-President and Chief Financial Officer since May 17, 2004. He was Vice-President and Chief Executive Officer of Domtar inc. and a director of Norampac inc.

Mr. Hubert Bolduc holds the position opposite his name since October 25, 2004. He was Press Secretary, Office of the Deputy Minister and Minister for State for the Economy and Finance and Press Secretary for the Prime Minister of Québec.

The directors and senior officers of the Company beneficially own as a group, or exercised control or direction over, directly or indirectly, approximately 30,769,382 common shares representing 37.8% of the common shares issued and outstanding.

Item 9 — Legal Proceedings

In 2003, the Company was informed that one of its divisions, Cascades Resources, is the subject of an inquiry by the Canadian Commissioner of Competition as to whether Cascades Resources and its competitors had colluded to unduly reduce market competition between paper merchants in Canada. In 2004, The Competition Bureau increased the scope of its investigation to a larger number of products and for a longer period of time. The Competition Bureau has not informed the Company regarding the status of the inquiry or whether charges will be brought against that division. As this inquiry is still in an early stage, the Company’s management is unable to assess what further action, if any, the Competition Bureau may take or the possible impact of the outcome of the inquiry on the Company. Based on the information currently available, the Company’s is unable to determine the outcome of the investigation.

An action was filed against the Company on October 4, 2004, in the Supreme Court of the State of New York, Niagara County, by ServiceCore, Inc., alleging that the Company breached a Finder Agreement in respect of gypsum board dated April 1999. The Company has filed an answer denying the allegations of breach of the Finder Agreement. The Company is unable to determine the outcome of this action at this time. If the court were to find against the Corporation, management believes the amount of damages would be based on a percentage of sales of gypsum board by Norampac Inc., a joint venture, during the period between April 2, 2001 and the date of the judgement. If the judgement had been rendered in respect of the period ending December 31, 2004, management believes the total amount of damages would not have exceeded $3 million.

Item 10 — Transfer Agent and Registrar

Cascades transfer agent and registrar is Computershare Trust Company of Canada, having its place of business in Montréal at 1500 University Street, 7th Floor. The register of transfers of the common shares of the Company maintained by Computershare Trust Company of Canada is located in the same office.

Item 11 — Material Contracts

The only material contracts entered into during the year ended December 31, 2004 or in prior years that are still in effect are :

On February 5, 2003, the Company completed a series of transactions to refinance substantially all of its existing credit facilities, except those of its joint ventures. It secured a new four-year revolving credit facility of $500 million (the “Credit Agreement”). Its obligations under this new revolving credit facility are secured by all inventory and receivables of Cascades and its North American subsidiaries and by the property, plant and equipment of three of its mills. In addition, it issued new unsecured senior notes for an aggregate amount of US$450 million which were subsequently registered with the Securities and Exchange Commission of the United States (the “Indenture”). These notes, bearing a 7.25% coupon, will mature in 2013 and are redeemable all or in part at the option of the Company under certain conditions and subject to payment of a redemption premium. The aggregate proceeds of these two transactions, combined with its available cash on hand, were used by the Company to repay substantially all of the existing credit facilities. On march 12, 2003, the Company also redeemed the $125 million 8.375% senior notes originally due in 2007 issued by its subsidiary, Cascades Boxboard Group Inc.

On July 8, 2003, the Company completed a private placement of US$100 million of 7.25% senior notes due in 2013, which are treated as part of the same series of 7.25% senior notes due in 2013 issued in February, as described above. These senior notes were subsequently registered with the Securities and Exchange Commission of the United States. The issuance of these senior notes was completed at a price of 104.50% or an effective interest rate of 6.61%. The proceeds of this financing were used to reduce indebtedness under the revolving credit facility of the Company.

On December 2, 2004, the Company completed a private placement of US$125 million of 7.25% senior notes due in 2013, which are treated as part of the same series of 7.25% senior notes due in 2013 that were issued in February 2003.. The issuance of these senior notes was completed at a price of 105.50%, or an effective interest rate of 6.376%. The net proceeds of $156 million of this financing were used to reduce indebtedness under the Company’s revolving credit facility.

The above mentioned contracts are filed with this Annual Information Form.

Item 12 — Interests of Experts

The audited annual statements of Cascades for the year ending December 31, 2004, filed with the Canadian Securities Administrators were audited by PricewaterhouseCoopers LLP, Chartered Accountants. The Partners of PricewaterhouseCoopers LLP, Chartered Accountants, the auditors of Cascades, beneficially own, directly or indirectly, no securities of Cascades.

Item 13 — Audit Committee

13.1        Composition and mandate

The Company has an Audit Committee (the “Committee”) which consists of Messrs. Robert Chevrier (chairman), André Desaulniers and Laurent Verreault. The Committee is governed by a mandate which is attached to this Annual Information Form as Exhibit 1. The Company also adopted a Code of Ethics (the “Code”) that applies to all directors, officers and employees. The Code is posted on Cascades’ website at www.cascades.com. All the members of the Committee are “independent” within the meaning of Multilateral Instrument 52-110 — Audit Committees of the Canadian Securities Administrators, by the “Securities and Exchange Commission of the United States (“SEC”). Messrs. Chevrier and Desaulniers are considered « financial experts of Audit Committees » within the meaning of Section 407 of the Sarbanes-Oxley Act and of the meaning of “Audit Committee Financial Expert” by the SEC.

13.2        Relevant education and experience of the members

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of their responsibilities, including any education or experience that has provided the member with an understanding of the accounting principles used by the Company to prepare its annual and interim financial statements.

Name of Committee member	Relevant education and experience

Robert Chevrier

Mr. Chevrier is President of Société de gestion Roche Inc., a holding and investment company. Fellow of the “Ordre des Comptables Agréés”, Mr. Chevrier previously held the office of Chairman and Chief Executive Officer of Westburne Inc. He is also a member of the Board of Directors of the Bank of Montréal, of Transcontinental Inc., of Groupe CGI Inc. and of Quincaillerie Richelieu Ltd.

Laurent Verreault

Mr. Verreault is President and Chief Executive Officer of Groupe Laperrière et Verreault Inc., a manufacturer of engineered equipment, particularly specialized in the pulp and paper sector. He is a director of Groupe TVA Inc. and of the Montreal Stock Exchange.

André Desaulniers

Mr. Desaulniers is a director of Companies. He was Chairman of the Board of Directors of McNeil, Mantha, Inc., a stock broker, from 1974 to 1991. He also sat on many Audit Committees such as, among others, as President of the Audit Committee of the Montreal Stock Exchange.

13.3        External Auditors Services fees

The following table shows fees paid to PricewaterhouseCoopers LLP in Canadian dollars in the past two fiscal years for various services provided to the Company and its subsidiaries :

	Fees
Services	December 31, 2003	December 31, 2004

Audit Fees (1)	$1,114,200	$1,525,000
Audit-Related Fees (2)	$1,050,074	$288,267
Tax Fees (3)	$146,456	$293,370
Other Fees (4)	N/A	N/A
Total	$2,310,730	$2,106,637

(1)          Professional services provided in connection with statutory and regulatory filings and audit of the annual statements of the Company.

(2)          Professional services provided in connection with the Company’s issuance of Senior Notes as well as consultations on accounting and regulatory matters.

(3)          Professional services mainly for tax compliance.

(4)          Non applicable

13.4        Policies and procedures for the engagement of audit and non-audit services

The Company’s Audit Committee (the “Committee”) has adopted a Pre-approval Policy and Procedures for services provided by external auditors which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by external auditors are pre-approved. Under the terms of the policy, services which involve annual fees of less than $35,000 are pre-approved. The

Committee has delegated to the Chairman of the Committee pre-approval authority for any services not previously approved by the Committee which involve the payment of unbudgeted fees in excess of $35,000 up to a maximum of $50,000. Services which involve fees of more than $50,000 require pre-approval of all the members of the Committee.

Item 14 - Additional information

Additional information, including Directors’ and Senior Officers’ remuneration and indebtedness, principal holders of the securities of Cascades and options to purchase securities, and interests of insiders in material transactions, if any, is contained in the Management Proxy Circular dated March 10, 2005 for the annual shareholders meeting.

Also, additional financial information pertaining to the fiscal year ended December 31, 2004 is contained in Cascades’ 2004 Annual Report.

In addition, the following documents may be obtained, upon written request, from the Company’s Corporate Secretary:

(a)           When Cascades is in the course of a distribution of its securities pursuant to a short form prospectus or has filed a preliminary short form prospectus in respect of a proposed distribution of its securities:

i)              one copy of the latest Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

ii)             one copy of the latest Annual Report of the Company, a copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying Auditors’ report, and the Management’s Discussion and Analysis of Financial Position and Operating Results and one copy of any interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

iii)            one copy of the Company’s Management Proxy Circular in respect of its most recent Annual Meeting of Shareholders during which Directors were elected; and

iv)           one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or

(b)           at any other time, the documents referred to above, provided the Company reserves the right to request the payment of a reasonable fee if the request is made by a person or company who is not a security holder of Cascades.

The documents mentioned above are available from the Corporate Secretary of the Company at the following address:

Cascades Inc.
Corporate Secretary
404 Marie-Victorin Street, P.O. Box 30
Kingsey Falls, Québec
J0A 1B0

Telephone:	(819) 363-5100
Telecopier:	(819) 363-5127
or on the Company’s web site address: www.cascades.com
or on SEDAR: www.sedar.com

Schedule 1

CHARTER OF THE

AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS OF CASCADES INC. (the “Company”)

1.             Purpose

The purpose of this charter is to describe the role of the Audit Committee (the “Committee”) as well as its duties and responsibilities delegated by the Board of Directors (“the Board”).  The main duty of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the following issues: the quality and integrity of the Company’s financial statements;

•              accounting and financial reporting process;

•              systems of internal accounting and financial controls;

•              external auditors qualifications, independence and performance;

•              internal audit function and  process;

•              the Company’s compliance with legal and regulatory requirements;

•              fulfill any other responsibilities assigned to it from time to time by the Board.

2.             Division of Responsibilities

In carrying out the duties of the Committee described in this charter, the members of the Committee recognize that its function is to oversee the Company’s financial reporting process on behalf of the Board as well as to report its activities regularly to the Board.  Management of the Company is responsible for the preparation, the presentation and the integrity of the Company’s financial statements and for the effectiveness of internal control over financial reporting.

Management and the internal audit service are responsible for maintaining appropriate accounting and financial reporting principles and policies as well as internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations.  The auditors are responsible for planning and carrying out audits of the Company’s annual and interim financial statements and annually auditing management’s assessment of the effectiveness of internal control over financial reporting and other auditing procedures.

In performing their duties, the members of the Committee must have open and free discussions with the Board, the external auditors, the internal auditor and management of the Company.

3.             Composition and Organization

The Committee shall be composed of a minimum of  three directors, as appointed by the Board at its first meeting following the annual shareholders meeting.  Each member must be an unrelated or independent director.

Each Committee member must be financially literate and at least one member must have accounting or related financial management expertise, as determined by the Board.

The Committee will appoint one of its members as Chairman and the Secretary or Assistant-Secretary of the Company or the person designated as Secretary will be secretary for all meetings of the Committee and will keep minutes of the Committee’s deliberations.

4.             Meetings and Resources

The Committee shall meet at least four times a year, or more frequently if circumstances so dictate. By virtue of its mandate to foster open relations, the Committee shall also meet separately and in camera for discussions with the internal auditor, management and with the external auditors, as required.

The Committee shall establish its own rules and procedures (subject to any specific guidelines from the Board) and shall meet at the place and in accordance with the terms prescribed by its rules. A quorum shall not be less than a majority of  the members of the Committee.

The Chairperson of the Committee determines the agenda for each meeting in consultation with the Vice-President and Chief Financial Officer, the Secretary and the Internal Auditor.  The agenda and supporting documentation are distributed to the members of the Committee within a reasonable timeframe prior to the meetings.

The Chairman of the Committee shall report quarterly and when required  to the Board on the Committee’s activities and will make recommendations concerning all matters it deems necessary or appropriate.

The Committee shall at all times have direct access to management, to the internal auditor and to the external auditors in order to seek explanations or information on specific questions.

The Committee shall have the resources and the authority appropriate to carry out its duties, including the authority to retain, as it deems necessary, counsel and other external consultants and to set and pay their compensation, without further Board approval.

In carrying out its duties and to meet its responsibilities, the Committee shall examine the books and relevant accounts of the Company, its divisions and its subsidiaries.

5.             Duties and Responsibilities

In addition to, the above-mentioned responsibilities, the Committee shall address the following questions:

5.1           Financial reporting

•                    Monitor the quality and integrity of the Company’s accounting and financial reporting system through discussions with management, the external auditors and the internal auditor;

•                    Review with management and the external auditors the annual audited financial statements of the Company, including the information contained in management’s discussion and analysis, related press releases and the external auditors report on the annual financial statements prior to public disclosure and filing with the Securities Administrators;

•                    Review the unaudited interim financial statements, including management’s discussion and analysis for each interim period of the fiscal year and related press releases prior to public disclosure and filing with the Securities Administrators;

•                    Review the financial information contained in prospectuses, offering memoranda, the annual information form and other reports that include audited or unaudited financial information submitted for approval by the Board;

•                    Review with the external auditors and management, the quality, appropriateness and disclosure of the Company’s accounting principles and policies, the underlying assumptions and reporting practices, and any proposed changes thereto;

•                    Review financial analyses and other written communications prepared by management, the internal auditor or external auditors, setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative generally accepted accounting principles methods (“GAAP”) on the financial statements;

•                    Verify the compliance of management certification of financial reports with applicable legislation;

•                    Review important litigation and any regulatory or accounting initiatives that could have a material effect upon the Company’s financial situation or operating results and the appropriateness of the disclosure thereof in the documents  reviewed by the Committee;

•                    Review the results of the external audit, and any significant problems encountered in the performance of the audit, and management’s response or action plan related to any management letter issued by the external auditors.

5.2           Risk management and internal control

•                    Periodically receive management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of  internal control;

•                    Review insurance coverage for the Company annually and as may otherwise be appropriate;

•                    Review the Company’s risk assessment and risk management policies, including the Company’s policies regarding hedging, investment and

2

credit; review significant capital costs and other major expenditures, related party transactions and any other transactions which could alter the Company’s financial or corporate structure, including off-balance sheet items;

•                    Assist the Board in carrying out its responsibility for ensuring that the Company is compliant with applicable legal and regulatory requirements;

•                    While ensuring confidentiality and anonymity, establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, including employee concerns regarding accounting or auditing matters.

5.3           Internal Audit Function

•                    Review with management, the internal audit staff qualifications and experience and, if required, recommend the appointment or replacement of the internal auditor;

•                    Regularly assess the internal audit function’s performance, its responsibilities, its staffing, budget and the compensation of its members;

•                    Annually review the internal audit plan;

•                    Undertake private discussions with the internal auditor to establish internal audit independence, the level of co-operation received from management, the degree of interaction with the external auditors, and any unresolved differences of opinion or disputes.

5.4           External Auditors

•                    Recommend to the Board, the appointment of the external auditors and, if appropriate, their removal (in both cases, subject to shareholder approval), evaluate and compensate them and assess their qualifications, performance and independence;

•                    Ensure that as representatives of the shareholders, the external auditors report to the Committee and to the Board;

•                    Approve all auditing services provided by the external auditors and determine and approve in advance non audit services provided, in compliance with applicable legal and regulatory requirements;

•                    Discuss with the external auditors the quality and not just the acceptability of the Company’s accounting principles but also the quality of those principles, including: i) all critical accounting policies and practices used; ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use as well as; iii) any other material written communications  between the Company and the external auditors, including any disagreement or unresolved differences of opinion between management and the external auditors that could have an impact on the financial statements;

•                    Review at least once a year the external auditors report stating all relationships the external auditors have with the Company and confirming their independence, and holding discussions with the external auditors as to any relationship or services that may impact the quality of the audit services or their objectivity and independence;

•                    Review the Company’s hiring policies for  employees or former employees of the external auditors.

5.5           Performance Evaluation of the Committee

•                    Prepare and review, with the Board, an annual performance evaluation of the Committee and its members and assess once a year, the adequacy of its mandate and, if required, make recommendations to the Board.

3